Exhibit 4

Transcript of presentation by Rinker Group Limited on 29 November 2006

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Target’s Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), which was filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2006, as they contain important information.  Copies of the Solicitation/Recommendation Statement (including this Target’s Statement and the other exhibits thereto) are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by Cemex Australia PTY Ltd, a wholly-owned subsidiary of Cemex S.A.B. de C.V., will be, available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication.  Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer.  None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy of likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required law.  You are cautioned not to place undue reliance on any forward-looking information

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J Morschel:                                                                                  Welcome to everyone who is joining us here today, including those who are listening on the webcast.  My name is John Morschel, and I’m the chairman of the Rinker Group.

Together with our chief executive, David Clarke, I will run through the presentation which outlines the response of the Rinker board to the current takeover bid by the Mexican cement company, Cemex.

Cemex has offered US $13.00 a share for Rinker, and that is $16.84 Australian, based on the average of last week’s Reserve Bank mid-point rates, and prior to the deduction of any dividend.  As you’ll probably be aware, Cemex’s offer gives it the right to reduce the offer price by an amount equal to any dividends paid to shareholders by Rinker during the offer period.

For our shareholders in the United States, who hold American depository receipts, equivalent to five ordinary shares, the offer is $65.00 per ADR.

Today Rinker issued a 220 page target statement responding to that offer.  It will be mailed to shareholders over the next few days.

Before we begin looking at the response in detail, this slide outlines some important legal information.  I hope you’ve had a chance to read it.

The recommendation of the board is very clear.  Reject Cemex’s takeover offer, Rinker shares are worth a lot more than what Cemex is offering.  This is the unanimous view of the board, and what all of the directors intend to do in relation to their own Rinker shares.

What do we say shareholders should do to reject the offer?  They should do nothing, that is, just ignore all documents from Cemex.

The Cemex offer is $13 US per Rinker share.  Australian resident shareholders who accept the offer, and who do not elect to receive US dollars, will not have certainty as to the amount of Australian dollars received.

For example, if a shareholder is paid in Australian dollars using the average of last week’s Reserve Bank mid-point rates, the offer is equivalent to $16.84 Australian.  This of course, could vary.

Cemex has the right to reduce the offer price by an amount equal to any dividend paid to shareholders by Rinker during the offer period, including the 16 cents per ordinary share interim dividend we will pay to our shareholders on the 11th of December.  If Cemex exercises this right, the 16 cents Australian interim dividend would be subtracted from the offer price, and in the above example, this would bring the offer as outlined above, down to $16.68 a share.

Even if shareholders accept the offer, Cemex has 13 conditions and they must all be satisfied in all ways before any shareholder is paid.

The target statement outlines 12 reasons why the Rinker directors believe shareholders should reject the offer:

1.                                     The directors believe the offer price is far too low.

2.                                     The independent expert says the offer is not fair or reasonable, and that Rinker shares are worth $20.58 Australian to $23.04 Australian.  This includes the control premium and is based on the exchange rate of $1.00 Australian to 77 US cents.

3.                                     The offer does not adequately reflect Rinker’s unique combination of assets and market position, which cannot be replicated.

4.                                     Rinker’s earnings are diversified.

5.                                     Rinker has an excellent track record of strong financial performance, including earnings per share which have grown at an average of 47% a year compound since Rinker demerged from CSR in March 2003.

6.                                     Rinker directors believe that Rinker has a great future that will drive its long-term value.

7.                                     The Rinker share volume weighted average price, VWAP, on the ASX last week was $1.80 Australian above Cemex’s Australian offer price, calculated over the same period, based on the Reserve Bank mid-point rate and adjusted for the interim dividend.

8.                                     Cemex’s offer is opportunistic and they are taking fully advantage of a cyclical housing downturn in the US.

9.                                     The offer is highly conditional.

10.                                 Cemex’s offer structure transfers the foreign exchange risk to Australian resident shareholders.

11.                                 Cemex can offer a lot more; and

12.                                 The offer creates value for Cemex shareholders at the expense of Rinker shareholders.

Major Rinker shareholders who all hold more than 100 million Rinker shares, have already stated that Cemex’s offer undervalues Rinker.

Rinker directors acknowledge the slowdown in US residential construction, but believe that this is a short-term issue.  Whilst the Rinker share price may fall if the Cemex offer does not proceed, directors believe that Rinker’s long-term fundamentals are strong and that the Rinker share price will reflect its strength in the longer term.

Now I’ll hand over to David to go through these reasons in detail.

D Clarke:                                                                                                Thank you John.  As the chairman explained, we consider the Cemex offer far too low.  It does not reflect Rinker’s unique combination of assets and leading market position, including our leading position in the three fastest growing States in the US—almost 3.5 billion tonnes, 3.9 billion US tons, of valuable aggregate reserve, and our extensive distribution infrastructure.

It does not reflect Rinker’s diverse customer base across all three segments of the construction activity, nor our integrated product offering, which enables us to add value right across the full value chain, from aggregates to cement to concrete, asphalt, concrete pipe and products.

It also does not reflect our strong back record of financial performance, including our growing return on funds employed.

The offer also does not take into account Rinker’s excellent future prospects based on the strong long-term fundamentals in our key markets, such as population growth and strong local economy.

The Rinker directors appointed Grant Samuel, of an independent expert’s for fair and independent assessment of Cemex’s offer.  The independent expert has concluded that the offer is neither fair nor reasonable.  Grant Samuel says it’s not fair because the estimated value of Rinker, including the control premium, is between $20.58 Australian and $23.04 cents per share based on an exchange rate of 77 cents to the Australian dollar.  Based on this exchange rate, the Cemex offer is equivalent to Australian dollars $16.88, before any deduction of dividends.

The mid-point of the independent expert’s range is $21.81.  Cemex’s offer of the above exchange rate is $4.93 or 29% below the mid-point.  That is a significant gap.

Amongst other reasons Grant Samuel says that the Cemex offer is not reasonable, because accepting the offer would effectively give Cemex a free option over the recovery in the US residential construction.

The independent expert says Rinker is a high quality strategically important business that warrants a premium multiple in a script transaction.

And while acknowledging, as we do, that a housing slowdown is under way in the US and in our key States, Grant Samuel believes the longer term prospects for residential housing demand in Florida and Arizona are very strong.

The third reason directors say to reject the Cemex offer is that Rinker has a unique combination of assets that cannot be replicated.  From high quality quarries located near major fasting growing population centres, to a comprehensive footprint that delivers product into 31 States in the US, and to almost every sizeable Australian centre.

Rinker also has strong positions, and is number one or two in its major products in key markets across the US, with market shares ranging from 20% to 40%.

Our quarries include reserves that average approximately 20 years in Florida, 66 years in other south-eastern US States, 23 years in the Western US, and 43 years in Australia.

And when those reserves are fully utilised, the quarries and other sites also provide an attractive land bank, offering valuable development opportunities over the short and long-term.

Grant Samuel attributed a value of US $300 to $350 million for those real estate assets, excluding very long-term opportunities, such as part of our 9,000 acre site at Brooks Point, Central Florida.

Cemex has made a point of highlighting our exposure to the temporary weakness in the US residential sector, particularly in Florida, but Rinker has a diverse earnings base.

Around 50% of group sales are to the civil and commercial construction segment, which we believe had solid outlooks across the US and Australia.  We have a diversified product base and a diverse geographic exposure across the US and Australia.

Rinker has a very strong track record of performance at the group level since the demerger, and within the US subsidiary Rinker Materials.

Over the past nine years Rinker Materials has had a compound growth in revenue of 14% per annum, and an EBITDA of 24% per annum.

Performance at a group level has also been very strong.

Earnings per share have grown an average of 47% compound per annum since the demerger in 2003, and return on funds employed has also improved significantly.

Rinker has also performed strongly vis-a-vis its global peers in the construction material sector.

The quality of Rinker’s assets and the benefits of its integrated operations have allowed Rinker to outperform its key international peers.

Rinker generates considerably higher operating cashflow per dollar of capital, than its key international peers except Florida Rock, another company with significant operations in Florida.

If Rinker’s total shareholder return is calculated at the close of trading on the ASX on the 24th of November 2006, the return is 50% on a compound annual basis.

If total shareholder return is calculated to the close of trading on 26th of October 2006, which was the day prior to the announcement of Cemex’s offer, the return on a compound annual basis is 39%.

The directors are very confident about Rinker’s future because of the stronger long-term fundamentals underpinning our major markets in Florida, Arizona and Nevada.

The directors believe that the current cyclical weakness in US housing is temporary, and volumes are expected to return to long-term trends.  And the two construction segments, commercial and civil construction are strong and forecast to continue growing.

Population growth drives construction activities in all three segments, housing, commercial and civil construction.  The US Census Bureau puts Florida, Arizona and Nevada at the top of the list for forecast population growth between 2000 and 2030.  Rinker Materials operates in nine of the ten fastest growing States in the US.  Australia is also exhibiting population growth.

Cement consumption is a key indicator of construction activity, and hence growth in demand for construction materials.

Rinker’s key States of Florida, Arizona and Nevada have been the top three States for cement consumption in the US over the past 30 years, growing two to three times as fast as the US average.

Forecasts of other fundamental drivers such as employment growth, State fiscal position and growth in personal income, are also strong in our key States.

Cemex has focused on the short-term weakness in the US housing, particularly Florida.  However, the joint centre for housing studies at Harvard University states that housing production in the US should average more than 2 million units per annum over the next ten years.

Despite the slowdown in residential construction, commercial and civil construction  continue to grow.  Commercial construction is expected to be strong in Rinker’s key States, which have some of the lowest office vacancy rates across the US.

Public construction also remains strong in our key States for 2006 and beyond.

Rinker’s in an extremely strong financial position to house future growth opportunities from both greenfield developments and acquisitions.

Growth has been funded from internally generated cash. While we’d like to use this for more sizeable acquisitions, we’ll only do so where we can create value for our shareholders.

In some recent years there has been a focus on greenfield developments and bolt on acquisitions.

Since the Cemex offer was announced, Rinker shares have trade significantly above Cemex’s offer price.  The Rinker volume weighted average share price from the 20th to the 24th of November, that is, over the last week, was $18.48 Australian, which is $1.80 above Cemex’s Australian dollar offer price calculated over the same period, based on the Reserve Bank mid-rate point and adjusting for the interim dividend.

We have said from the start that the Cemex bid is opportunistic.  It was announced after the Rinker share price fell significantly due to the slowdown in US housing.

Cemex understands the cyclical nature of residential construction, especially in Florida and Arizona, where they have significant market positions.

Cemex publicly acknowledged in a conference call on the 27th of October, that the current residential slowdown is short-term, and not permanent and fundamental change.

Their chairman, Lorenzo Zambrano, said he was optimistic in the long run about the high growth construction markets in which Cemex operates in the US.

Although as discussed, the short-term outlook for US housing construction is subdued, Rinker has implemented various strategies to mitigate the impact on earnings.

These include rationalising the workforce, managing working capital, deferring capital expenditure, shifting to commercial and civil projects and increasing prices.

We are on track to double our projected cost savings to around $100 million this financial year.

Cemex’s offer is highly conditional subject to 13 detailed conditions.

These include approval from the US Competition Regulatory Authorities, approval from Cemex shareholders, and a minimum 90% acceptance from Rinker shareholders.

As mentioned previously, Cemex can also deduct from the offer price the amount of any dividend that Rinker pays to our shareholders during the offer period.

The value of Cemex’s offer in Australian dollars is also uncertain, due to the foreign exchange risk.  Rinker’s shareholders are bearing that risk, not Cemex.  Australian resident shareholders who elect not to receive US dollars, will not have certainty about the value of the Australian dollars they’ll receive.  The amount those shareholders will receive depends on the exchange rate, and the timing of any conversion.

Directors believe that Cemex can offer a lot more for Rinker shares.

At the current offer price of US $13.00 a share, Cemex says it can immediately begin generating benefits for its shareholders.

Cemex says the acquisition of Rinker at the current offer price is expected to immediately be accretive to free cashflow and cash earnings per share.

Acquisitions are not always accretive, especially in the first year after completion of an acquisition.

An illustrative pro forma analysis, based on historical financials and various other assumptions outlined in our target statement on pages 26 and 27, suggests that Cemex could increase its equivalent A dollar offer price to more than $23.00 Australian, and the transaction appears to be still significantly accretive for Cemex’s illustrative pro forma earnings per ADR.

Acquisition of Rinker’s highly strategic assets by Cemex, would create more value for Cemex’s shareholders than Rinker’s shareholders.

Not only have Cemex stated that the acquisition of Rinker at $13.00 US a share would be immediately accretive to free cashflow and earnings per share, but Cemex has also told its shareholders that the combination of Cemex and Rinker will create one of the world’s largest and most profitable building material companies.

It will significantly strengthen Cemex’s ability to serve customers in the world’s largest and most dynamic building materials market, and it will further reduce the volatility of Cemex’s cashflow and our cost of capital.

Rinker’s directors say Cemex is not offering our shareholders enough for Rinker’s unique and strategic combination of assets.  I’ll now hand back to John to complete the presentation.

J Morschel:                                                                                  Thank you David.  I think our position is pretty clear.  Rinker directors unanimously recommend that shareholders reject Cemex’s highly conditional and opportunistic offer, and take no action in relation to the offer documents they have received.

Rinker shares are worth a lot more than what Cemex is offering.

The offer does not reflect the value of Rinker’s unique and strategic combination of assets, including our leading positions in high growth markets, and our valuable aggregate reserves.

The independent expert says the bid is not fair or reasonable.  Grant Samuel values Rinker shares with a control premium at up to $23.04 Australian, with the mid-point some 29% above Cemex’s offer, based on a 77 cent Australian/US dollar exchange rate.

Our illustrative pro forma analysis shows Cemex can pay a lot more for Rinker shares, and that even at $23.00 Australian a share, the transaction appears to still be significantly accretive for Cemex’s earnings per ADR.

Rinker has a strong track record of financial performance, and directors believe the company has a great future that will drive its long-term value.

We urge our shareholders not to surrender their stake in a company that is generating excellent returns now, and has excellent prospects.

Rejecting this offer from Cemex will enable Rinker to continue as a strongly performing independent entity, with a proven management team.

We will keep our shareholders and the market informed of developments as the Cemex offer unfolds.  As directors, our key focus will be to maximise shareholder value and to deliver an outcome, which is in the best interests of our shareholders.

Well thank you for listening to me.  We’ll now move to question time.  Because we have analysts and funds managers participating by phone as well as in the audience in the room, we will need to alternate between groups.  So that everyone gets to hear your questions, will you please wait for the microphone and then announce your name and organisation before commencing your question.

Question:                                                                                            (Simon Thackray, ABN AMRO) Just in the statement released to the market this morning, there was also the comment, “in addition, directors are also reviewing all available alternatives which may or may not result in an alternative being recommended”.  I just wonder if you could put sort of any colour or detail around that statement, and sort of define it for us.

And secondly, I suppose any colour on the takeover panel application submission, and the view of getting a fix on an Australian dollar offer, if there was to be one from Cemex on the basis that they don’t withdraw.

J Morschel:                                                                                  Firstly, in relation to alternatives, the board is looking at all opportunities at this point in time.  We don’t have anything specific to say to the market at this point in time, but we’ll keep shareholders fully informed as things develop.

Second, in relation to the takeovers panel, proceedings before the takeovers panel are confidential and we can’t comment on that at this point in time.

Question:                                                                                            (David Leitch, UBS) I was reading the report this morning, and I notice that Grant Samuel talked about the balance sheet of Rinker and their view, that it could support an extra US $3.5 billion of debt.  I wondered if you had read that comment, and if you had any comment of your own about that?

J Morschel:                                                                                  Well the independent expert’s opinion is their opinion, so I wouldn’t comment about the independent expert’s views.  If you want any clarification of that, I suggest you contact the independent expert or further read their report.  Suffice to say that the board is alert to utilising the funds of the company in the best possible way, that generates value for shareholders, and that’s what we’ll be doing in the future.

Question:                                                                                            (Emily Smith, Deutsche Bank) I was just wondering in terms of the competition concerns, which we have previously talked about.  Looking at the market in Florida, in terms of the concrete shares etc, that a combined Cemex and Rinker would mean, have you guys had a chance to look at those market shares, and do you think that there will be competition concerns, and how long do you think it will take for some sort of ruling from the competition authorities over there?

J Morschel:                                                                                  I think maybe I’ll refer David to questions about Rinker’s market positions in Florida, but anything before the competition regulators in the US, once again, is confidential and we’ll have to await their decision.

D Clarke:                                                                                                Yes, and obviously we know our market share and Cemex’s market share in markets that overlap.  I think the waiting period for anti-trust clearance expires on Thursday of this week, I believe.  I think we’ve heard that the Department of Justice is going to handle it, but we haven’t yet heard whether there’ll be a second request.

Question:                                                                                            (Lachlan Cooper, ABN AMRO) Just in relation to the synergies that are factored into the independent expert’s valuation, could you just confirm that that is $100 million per annum, and also are there any sort of execution costs associated with those in valuation?  And if you could possibly highlight what the key areas of synergies are that you’re valuing in there.

J Morschel:                                                                                  Once again, I’d just refer you to the independent expert’s report.  The questions that you’ve asked are detailed in the independent expert’s report, so I think if you read the report you’ll find all the information you need in relation to synergies.  Any on the phone?  No further questions?  Yes?

Question:                                                                                            (David Whittaker, Southern Cross) We were here not that long ago, talking about current trading.  Can you give us an update on how you’re seeing the key products in your key markets, given the deterioration in residential?

D Clarke:                                                                                                Gosh, that was only two weeks ago that I was here.  I don’t think anything has changed since I last reported.  I think we updated our guidance two weeks ago.  We’re still holding to that.  I suppose the only news today, seeing that single family permits were up in Florida this month, I wouldn’t read a lot into that.  But I think there are signs, at least, that maybe the slide is approaching the end, but it’s early days.  But it’s unchanged since we last talked.

Question:                                                                                            (Rohan Gallagher, Credit Suisse) Just a follow on question from an earlier question, in relation to competition authorities.  Can you comment in regards to your understanding of when Cemex put in their lodgement to the competition authorities, and the legal permutations that are required?  I’m just trying to get a feel as to when you’d anticipate any issues coming through.

J Morschel:                                                                                  Rohan, they have 15 days to respond to a tender offer, and Thursday’s the expiration of that 15 days, so they lodged it 15 days prior to Thursday.  So I think either on Thursday, if they don’t hear from the anti-trust authorities, it’s deemed to be approved, or alternatively they’ll be asked to submit more data on a second request, and there’s no time limit on the analysis of the second request.

No more questions.  Thank you very much for your interest and your attendance here this morning.  We’ll see how things develop.

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